May 7, 2025

Udi Gilboa
Executive Chairman
Nasus Pharma Ltd.
Yigal Alon 65
Tel Aviv, Israel 6744317

       Re: Nasus Pharma Ltd.
           Amendment No. 5 to Draft Registration Statement on Form F-1 Submitted April 29, 2025
           CIK No. 0002029039
Dear Udi Gilboa:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 22, 2025 letter.

Amendment No. 5 to Draft Registration Statement on Form F-1
Cover Page

1. We note your revised cover page graphic. Please further revise to reflect your disclosure elsewhere in the prospectus that the Phase 2 NS002 study was not powered for statistical significance.
Business
Research and Development, page 106

2. We note your response to prior comment 2 and reissue the comment as we do not see the revised disclosure. Please revise your pipeline table on page 107 to add separate
 May 7, 2025
Page 2

      columns for Phase 1 and Phase 2 clinical development so there are three clinical development columns. Revise the progress arrow for your NS002 program so it does not enter the pivotal trial column or through the entire Phase 2 column as your disclosure on page 106 states you have yet to complete two additional Phase 2 clinical
      trials. Please also remove the    NDA submission    column. You may
disclose the
      anticipated next development step for your product candidates.
        Please contact Christine Torney at 202-551-3652 or Daniel Gordon at 202-551-3486
if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Alan Campbell at 202-551-4224
with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:   Eric Victorson, Esq.